UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **October 4, 2004**



Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

Incorporated by reference are two press releases issued by Cross Country Healthcare, Inc. ("the Company") on October 4, 2004 and October 5, 2004 which are attached hereto as Exhibits 99.1 and 99.2, respectively. This information is being furnished under Item 8.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on October 4, 2004
99.2	Press Release issued by the Company on October 5, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

	By:	/s/ EMIL HENSEL
	Name:	Emil Hensel
Dated: October 5, 2004	Title:	Chief Financial Officer

3

Links



Exhibit 99.1

CROSS COUNTRY HEALTHCARE

NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE ANNOUNCES THIRD QUARTER 2004 EARNINGS RELEASE DATE AND CONFERENCE CALL INFORMATION

BOCA RATON, Fla. – October 4, 2004 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) will hold its quarterly conference call to discuss its third quarter 2004 financial results on Thursday, November 4, 2004, at 10:00 a.m. Eastern Time. The Company intends to distribute its earnings press release after the close of business on Wednesday, November 3, 2004.

This call will be webcast live by CCBN and can be accessed at the Company's website at www.crosscountry.com or by dialing 877-915-2769 from anywhere in the U.S. or by dialing 630-395-0018 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available from November 4th through November 19th. A replay of the conference call will be available by telephone from approximately 12:00 p.m. Eastern Time on November 4th until November 19th by calling 866-388-5334 from anywhere in the U.S. or 203-369-0413 from non-U.S. locations.

The webcast will also be distributed over CCBN's Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN's individual investor center at www.companyboardroom.com or by visiting any of the investor sites in CCBN's Individual Investor Network such as America Online's Personal Finance Channel, Fidelity Investments(R) (Fidelity.com) and others. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents (www.streetevents.com).

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States as well as a provider of human capital management services. The Company has a client base of approximately 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

6551 Park of Commerce Blvd., Boca Raton, FL 33487
Tel: (800) 347-2264   Fax: (561) 998-8533   www.crosscountry.com

Exhibit 99.2



NEWS
FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE SELLS
HEALTHCARE CONSULTING BUSINESS UNITS

BOCA RATON, Fla. – October 5, 2004 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) announced today that it has sold its Gill/Balsano Consulting and Jennings Ryan & Kolb healthcare consulting business units to privately held Mitretek Systems for $12.25 million in cash. The Company acquired Gill/Balsano Consulting in May 2001 for $3.6 million and acquired Jennings Ryan & Kolb in March 2002 for $3.9 million, including respective earn-out payments of which none remain. In 2003, these two business units together accounted for $11.6 million in revenue. Net proceeds from this transaction will be used to pay down debt.

Separately, the Company is pursuing a plan of sale with respect to its Cejka Consulting practice that was not acquired by Mitretek. Cejka Consulting was a part of TravCorps Corporation, which was acquired by Cross Country Healthcare in December 1999. In 2003, it accounted for $2.6 million in revenue.

These three healthcare consulting practices constituted the Company's Cross Country Consulting, Inc. subsidiary, which is a component of the Company's Other Human Capital Management Services business segment. Combined, these business units represented approximately 2% of the $687 million in total revenue the Company reported in 2003.

"As we have indicated in the past, the operating performance of our consulting business has been more volatile than we felt acceptable for a non-core activity and the synergies with our staffing business were less than we had envisioned. This transaction enables us to realize an attractive return on investment for our stockholders and focus our attention on higher value-added activities," said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc.

About Mitretek Systems

Mitretek Systems is a Falls Church, Virginia based nonprofit scientific organization that works exclusively on behalf of the American people to solve complex organizational and technical problems of public interest. Mitretek conducts basic and applied research to create knowledge and technological solutions that strengthen the nation and benefit the public. Mitretek Healthcare, a part of Mitretek Systems, provides strategic services and innovative solutions in the public interest to both public and private sector healthcare organizations, helping clients to plan, develop and operate more effective healthcare organizations and delivery systems. In addition, Mitretek Healthcare researches, innovates solutions, and disseminates knowledge on complex health system problems to help enhance quality and effectiveness in healthcare.

About Cross Country

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a client base of over 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. Copies of this and other news releases as well as additional information about Cross Country can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate Web site to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

(more)

This release contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include the following our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the outcome of the Company's remaining healthcare consulting business, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, and other factors set forth under the caption "Risk Factors" in the Company's 10-K for the year ended December 31, 2003.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Cross Country Healthcare, Inc.
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

or

Victor Kalafa
Vice President/Corporate Development and Strategy
Cross Country Healthcare, Inc.
Phone: 888-298-4905
Email: vkalafa@crosscountry.com

6551 Park of Commerce Blvd., Boca Raton, FL 33487
Tel: (800) 347-2264   Fax: (561) 998-8533   www.crosscountry.com